

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 23, 2017

Via E-mail
Mr. Bryan K. Davis
Principal Financial Officer
Brookfield Property Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

> **Re:** **Brookfield Property Partners L.P.**
> **Form 20-F for the fiscal year ended December 31, 2015**
> **Filed March 17, 2016**
> **File No. 001-35505**

Dear Mr. Davis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities